THRIVENT INVESTMENT MANAGEMENT INC.
625 Fourth Avenue South
Minneapolis, Minnesota 55415

November 18, 2003

John O. Gilbert, Chairman
The Lutheran Brotherhood Family of Funds
625 Fourth Avenue South
Minneapolis, Minnesota 55415

Dear Mr. Gilbert:

This letter is to confirm to you that Thrivent Investment Management Inc. ("Thrivent Investment Mgt."), the investment adviser for The Lutheran Brotherhood Family of Funds, has voluntarily agreed to temporarily reimburse certain expenses associated with some of the Funds through at least June 15, 2004, as detailed below:

  Thrivent Investment Mgt. has voluntarily agreed to temporarily reimburse certain expenses equal in the aggregate to 1.25% of the average daily net assets with respect to each class of Lutheran Brotherhood Growth Fund.

  Thrivent Investment Mgt. has voluntarily agreed to temporarily reimburse certain expenses equal in the aggregate to 0.80% of the average daily net assets with respect to each class of Lutheran Brotherhood Value Fund.

  Thrivent Investment Mgt. has voluntarily agreed to temporarily reimburse certain expenses equal to 0.20% of the average daily net assets with respect to Class A shares of Lutheran Brotherhood Limited Maturity Bond Fund.

  Thrivent Investment Mgt. has voluntarily agreed to temporarily reimburse certain expenses equal to 0.10% of the average daily net assets with respect to Class A shares and Class B shares of Lutheran Brotherhood Money Market Fund.

  Thrivent Investment Mgt. has voluntarily agreed to temporarily waive the 0.15% shareholder servicing fee for the Institutional Class shares of the Funds.

Sincerely,

/s/ Charles D. Gariboldi
_______________________________
Charles D. Gariboldi, Vice President